EIGER BIOPHARMACEUTICALS, INC.

2155 Park Boulevard

Palo Alto, CA 94306

(877) 899-2051

December 26, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chris Edwards
Mary Beth Breslin

Re:	Eiger BioPharmaceuticals, Inc.
Registration Statement on Form S-3
Filed December 20, 2019
File No. 333-235655

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-235655) (the “Registration Statement”) to become effective on Monday, December 31, 2019, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Carlton Fleming of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlton Fleming of Cooley LLP, counsel to the Registrant, at (650) 843-5865, or in his absence Peter Mandel of Cooley LLP at (415) 693-2102.

Very truly yours,

EIGER BIOPHARMACEUTICALS, INC.

By:	/s/ Sri Ryali
Name:	Sri Ryali
Title:	Chief Financial Officer

cc:	David Cory, President and Chief Executive Officer, Eiger BioPharmaceuticals, Inc.
Stephana Patton, General Counsel, Corporate Secretary and Chief Compliance Officer, Eiger BioPharmaceuticals, Inc.
Carlton Fleming, Cooley LLP
Peter Mandel, Cooley LLP